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                          February 17, 2021

       Huihe Zheng
       Chief Executive Officer
       QDM International Inc.
       Room 715, 7F
       The Place Tower C, No. 150 Zunyi Road
       Changning District, Shanghai, China 200051

                                                        Re: QDM International
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 10,
2021
                                                            File No. 333-252967

       Dear Mr. Zheng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Wei Wang, Esq.